UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated June 3, 2021.

City of Buenos Aires, June 3, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Agreements with related parties | Aerolíneas Argentinas S.A. - Profertil S.A. - Integración Energética Argentina S.A. (“IEASA”)

Dear Sirs:

Pursuant to the Regulations of the National Securities Commission (Comisión Nacional de Valores) and the terms of Article 73 of Law No. 26,831, we hereby inform that the reports of the Audit Committee are available to the shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515, Buenos Aires City, in which the Audit Committee has issued its opinion regarding the aviation fuel supply contract entered into with Aerolíneas Argentina S.A.; the natural gas purchase agreement entered into with Profertil S.A.; the addendum to the Temporary Union Contract “Escobar GNL Project” entered into with IEASA, concluding that the terms and conditions thereof are in accordance with normal and usual market standards for agreements entered into for similar operations between independent parties.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 3, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer